UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 (the “Act”) OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE ACT

Commission File Number 1-15032

Enodis plc
(Exact name of registrant as specified in its charter)

Washington House
40-41 Conduit Street
London, W1S 2YQ,United Kingdom
011-44-20-7304-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary shares of nominal value 10p each
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) □	Rule 12h-6(d) □
(for equity securities)	(for successor registrants)

Rule 12h-6(c) □	Rule 12h-6(i) ☒
(for debt securities)	(for prior Form 15 filers)

This Form 15F Filing relates to the ordinary shares of nominal value 10p each (the “Ordinary Shares”) of Enodis plc (the “Company”) listed on the London Stock Exchange (“LSE”).

Item 1. Exchange Act Reporting History

A. The Company first filed a registration statement under Section 12(b) of the Act on July 5, 2000 upon the filing of Form 20F with the registration of American Depositary Shares, each representing four ordinary shares of nominal value 50p each and listed on the New York Stock Exchange at that time. Since that time, the nominal value of such ordinary shares has been changed to 10p.

B. Not applicable.

Item 2.

Not applicable.

Item 3. Foreign Listing and Primary Trading Market

A. The Company’s primary trading market is the LSE, London, England.

B. The Company originally listed on the LSE prior to 1965 and the Company has maintained the listing for at least 12 months prior to filing of this Form 15F and currently maintains the listing.

C. During a recent 12-month period starting May 1, 2006 and ending April 30, 2007, 100% of the trading of the Company’s Ordinary Shares occurred on the LSE.

Item 4. Comparative Trading Volume Data

A. The first and last days of a recent 12 month period are May 1st 2006 and April 30th, 2007 which will be used for calculating the average daily trading volume (“ADTV”) of Enodis Ordinary Shares (the “Calculation Period”).

B. The ADTV of the Ordinary Shares during the Calculation Period in the U.S. was -0- and the ADTV worldwide was 5,663,611 shares.

C. The ADTV in the U.S. as a percentage of the ADTV worldwide for the Calculation Period was -0-%.

D. Not applicable.

E. Not applicable.

F. The source used to calculate ADTV was information downloaded by Credit Suisse from Datastream (now Thompson Financial).

Items 5-7.

Not applicable.

Item 8. Prior Form 15 Filers

A.	The Company’s Forms 15 with respect to the Ordinary Shares and 10-3/8% Senior Notes due 2012 were filed on August 2, 2005 and suspension of reporting obligations became effective on November 2, 2005.

B.	The information contained in Items 3-4 above is incorporated herein by reference.

Item 9. Rule 12g3-2(b) Exemption

The address of the website on which the Company will publish information required by Rule 12g3-2(b)(1)(iii) is www.enodis.com.

Item 10. Exhibits to be filed

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Exchange Act Rule 12h−6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12−month period that the issuer used for purposes of Rule 12h−6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule12h−6(a)(4)(ii) or Rule 12h−6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h−6.

SIGNATURE

Pursuant to the requirements of the Exchange Act, Enodis plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Enodis plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Date: June 7, 2007	By:	/s/ David Hooper
Name: David Hooper
Title: Secretary